SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Pacific Ethanol, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

69423U305

(CUSIP Number)

March 21, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69423U305	13G	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS Candlewood Investment Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,603,196
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,603,196
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,603,196
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Page 2 of 16 Pages

CUSIP No. 69423U305	13G	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS Michael Lau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,284
	6	SHARED VOTING POWER 3,603,196
	7	SOLE DISPOSITIVE POWER 7,284
	8	SHARED DISPOSITIVE POWER 3,603,196
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,610,480
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 3 of 16 Pages

CUSIP No. 69423U305	13G	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS David Koenig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,742
	6	SHARED VOTING POWER 3,603,196
	7	SOLE DISPOSITIVE POWER 2,742
	8	SHARED DISPOSITIVE POWER 3,603,196
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,605,938
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 4 of 16 Pages

CUSIP No. 69423U305	13G	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS Phil DeSantis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,207
	6	SHARED VOTING POWER 3,603,196
	7	SOLE DISPOSITIVE POWER 4,207
	8	SHARED DISPOSITIVE POWER 3,603,196
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,607,403
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 5 of 16 Pages

CUSIP No. 69423U305	13G	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS Jonathan Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,603,196
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,603,196
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,603,196
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 6 of 16 Pages

CUSIP No. 69423U305	13G	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS Candlewood Investment Group General, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,603,196
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,603,196
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,603,196
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 7 of 16 Pages

CUSIP No. 69423U305	13G	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS Candlewood Special Situations General, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,603,196
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,603,196
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,603,196
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 8 of 16 Pages

CUSIP No. 69423U305	13G	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS Candlewood Special Situations Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,603,196
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,603,196
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,603,196
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 9 of 16 Pages

CUSIP No. 69423U305	13G	Page 10 of 16 Pages

Explanatory Note

The Reporting Persons (as defined below) are filing this Schedule 13G pursuant to Rule 13d-1(h) under the Securities Exchange Act of 1934.

Item 1(a).	Name of Issuer: Pacific Ethanol, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

400 Capitol Mall, Suite 2060

Sacramento, CA 95814

Item 2(a).	Name of Persons Filing:

This Schedule 13G is being filed by:

i.	Candlewood Special Situations Master Fund, Ltd. (the “Special Situations Fund”).

ii.	Candlewood Special Situations General, LLC (the “Fund GP”).

iii.	Candlewood Investment Group, LP (the “Investment Manager”).

iv.	Candlewood Investment Group General, LLC (the “Manager GP”).

v.	Mr. Michael Lau, Mr. David Koenig, Mr. Phil DeSantis and Mr. Jonathan Weiss (collectively, the “Managing Partners”) (the Managing Partners, together with the Special Situations Fund, the Fund GP, the Investment Manager and the Manager GP, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

555 Theodore Fremd Ave., Suite C-303

Rye, NY 10580

Item 2(c).	Citizenship:

Special Situations Fund:	Cayman Islands
Fund GP:	Delaware
Investment Manager:	Delaware
Manager GP:	Delaware
Managing Partners:	United States of America

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 (the “Common Stock”)

Item 2(e).	CUSIP Number: 69423U305

Page 10 of 16 Pages

CUSIP No. 69423U305	13G	Page 11 of 16 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

The information set forth in rows 5 through 11 of the cover pages to this Schedule 13G is incorporated by reference. The percentage set forth in row 11 is based on 39,811,296 outstanding shares of Common Stock as of March 15, 2017, as reported in the Issuer’s Form 10-K filed on March 15, 2017. Certain private investment funds advised by the Investment Manager, including the Special Situations Fund, directly hold the shares of Common Stock. The Fund GP serves as general partner to these private investment funds, including the Special Situations Fund. The Manager GP serves as general partner to the Investment Manager. The Managing Partners are managing partners of the Investment Manager.

The Special Situations Fund and certain other private investment funds advised by the Investment Manager also directly hold shares of non-voting common stock, $0.001 par value, of the Issuer (the “Non-Voting Common Stock”). The Special Situations Fund holds 1,797,147 shares of Non-Voting Common Stock and certain other private investment funds advised by the Investment Manager hold, in the aggregate, 285,941 shares of Non-Voting Common Stock. The Non-Voting Common Stock are convertible on a one-for-one basis into Common Stock (i) if the holder of such shares of Non-Voting Common Stock and any of its affiliates would not, after such conversion, beneficially own greater than 9.99% of the Company’s outstanding shares of Common Stock and (ii) no earlier than sixty-one days after the Company receives a notice of conversion from the holder. Because the Reporting Persons cannot acquire such converted Common Stock within sixty days, they do not have beneficial ownership of such converted Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The private investment funds advised by the Investment Manager that directly hold the shares of Common Stock have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock (the “Economic Interest”) reported as beneficially owned by the Investment Manager, the Fund GP, the Manager GP and the Managing Partners (other than shares of Common Stock for which a Managing Partner has sole voting and dispositive power). The Economic Interest of the Special Situations Fund exceeds five percent of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Page 11 of 16 Pages

CUSIP No. 69423U305	13G	Page 12 of 16 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 12 of 16 Pages

CUSIP No. 69423U305	13G	Page 13 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2017

CANDLEWOOD INVESTMENT GROUP, LP

By:	/s/ Janet Miller
Name:	Janet Miller
Title:	COO/GC/Authorized Person

CANDLEWOOD INVESTMENT GROUP GENERAL, LLC

By:	/s/ Michael Lau
Name:	Michael Lau
Title:	Manager

CANDLEWOOD SPECIAL SITUATIONS MASTER FUND, LTD.

By:	/s/ David Koenig
Name:	David Koenig
Title:	Portfolio Manager

CANDLEWOOD SPECIAL SITUATIONS GENERAL, LLC

By:	/s/ Michael Lau
Name:	Michael Lau
Title:	Class A Member

/s/ Michael Lau
Michael Lau

/s/ David Koenig
David Koenig

Page 13 of 16 Pages

CUSIP No. 69423U305	13G	Page 14 of 16 Pages

/s/ Phil DeSantis
Phil DeSantis

/s/ Jonathan Weiss
Jonathan Weiss

Page 14 of 16 Pages

CUSIP No. 69423U305	13G	Page 15 of 16 Pages

EXHIBIT I

AGREEMENT OF JOINT FILING

The persons below hereby agree that the Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13G, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Dated: March 21, 2017	CANDLEWOOD INVESTMENT GROUP, LP

	By:	/s/ Janet Miller
	Name:	Janet Miller
	Title:	COO/GC/Authorized Person

CANDLEWOOD INVESTMENT GROUP GENERAL, LLC

	By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Manager

CANDLEWOOD SPECIAL SITUATIONS MASTER FUND, LTD.

	By:	/s/ David Koenig
	Name:	David Koenig
	Title:	Portfolio Manager

CANDLEWOOD SPECIAL SITUATIONS GENERAL, LLC

	By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Class A Member

/s/ Michael Lau
Michael Lau

/s/ David Koenig
David Koenig

Page 15 of 16 Pages

CUSIP No. 69423U305	13G	Page 16 of 16 Pages

/s/ Phil DeSantis
Phil DeSantis

/s/ Jonathan Weiss
Jonathan Weiss

Page 16 of 16 Pages